UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: September 23 2020	By:	/s/ Wai Hang Wan
Name: Wai Hang Wan
Title: Chief Financial Officer

NEWS RELEASE

Nam Tai Sets the Record Straight

Corrects IsZo’s Numerous False and Misleading Assertions

SHENZHEN, China – September 23, 2020 – Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today issued the following release in response to numerous false and misleading statements made by IsZo Capital Management LP (“IsZo”) in its recent communications to Nam Tai shareholders. The Company also noted that it is working with its advisors and legal counsel to evaluate IsZo’s purported request to call a special meeting of shareholders and will respond in due course.

The Nam Tai Board of Directors and management team are committed to acting in the best interests of the Company and all Nam Tai shareholders, and are receptive to ideas that advance the Company’s goal of enhancing shareholder value. However, in its recent letters, IsZo, a shareholder seeking to take control of the Nam Tai Board of Directors, has made a number of false and misleading allegations and assertions about Nam Tai in support of its opportunistic campaign. The Company is eager to present the facts and set the record straight about these misstatements.

Among the most glaring examples of IsZo’s false and misleading claims are the following:

IsZo has made numerous false claims regarding Nam Tai’s relationship with Kaisa, including:

•	“Kaisa has a well-documented and highly-publicized record of defaulting on financial obligations, mistreating investors and facing legal issues in the People’s Republic of China.”[1]

•

“In 2015, Kaisa’s stock price plummeted amidst allegations of corruption by the Kwok brothers. The Shenzhen government froze all of Kaisa’s assets, its stock was delisted from the Hong Kong exchange, and the brothers fled to Hong Kong to escape detention by the PRC authorities…”[2]

•	“The startling number of related-party transactions alone should raise alarm of self-dealing.”ii

THE FACTS: THE STRATEGIC RELATIONSHIP WITH KAISA WILL SUPPORT LONG-TERM DEVELOPMENT

In its letters, IsZo makes a number of misrepresentations and inaccurate statements about Kaisa Group Holdings Ltd. (“Kaisa”), the Company’s largest shareholder and a significant strategic partner. By way of background, Kaisa is listed on the main board of the Hong Kong Stock Exchange (the “HKEX”) with a market cap exceeding $3.3 billion and is a large, diversified investment group in China, with competitive advantages in real estate development and urban renewal, among others. Importantly, as a large and long-term oriented shareholder, Kaisa’s interests are aligned with all Nam Tai shareholders, and its relationship with Nam Tai provides the Company with not only branding advantages, but also increased access to bank financing and operational support. In the field of urban renewal, Kaisa is constantly regarded as one of the national leaders. As of June 30, 2020, Kaisa had 167 urban renewal projects covering a site area of nearly 42 million square meters, the majority of which are in Guangzhou and Shenzhen, which are also key markets for Nam Tai. Notably, Kaisa is one of the top developers in Shenzhen, and in 2019, contracted sales attributable to Kaisa reached approximately $12.9 billion.

•

With respect to IsZo’s claims about Kaisa’s share price and stock listing, the fact is that Kaisa's stock was only suspended from trading, not "delisted". IsZo not only gets this history wrong, it also fails to mention that Kaisa resumed trading on the HKEX in March 2017, and was cleared of all allegations and rumors of any wrongdoing.  IsZo also fails to mention that Kaisa’s share price reached a two-year high in September 2020, demonstrating the market's confidence in the company despite the impacts from COVID-19 and volatile economic conditions. Kaisa is credited with an issuer’s rating of “B1” by Moody’s.

•

With respect to IsZo’s accusatory claims against Kaisa and its Chairman Mr. Ying Shing Kwok, it is important to note that Kaisa was named “One of the Most Respected 40 Listed Companies” and Mr. Kwok was named “One of the Most Respected 40 Entrepreneurs” by Securities Times, the premier media outlet of record for news and information regarding listed companies designated by China Securities Regulatory Commission.

•

With respect to IsZo’s claims regarding “self-dealing”, it is again important to consider the facts. From a business standpoint, Nam Tai and Kaisa engage on numerous matters, including property management agreements. For example, following a competitive bidding process, Nam Tai selected the lowest bid, Kaisa Prosperity (SEHK: 2168), as its outsourced property management service provider. Kaisa Prosperity’s expertise and local market knowledge provides Nam Tai with a cost effective and high-quality solution. The Company maintains full transparency in all of its engagements with Kaisa, including disclosure of current and anticipated fees paid to Kaisa in its most recent annual report on Form 20-F (the “2019 20-F”).  As disclosed under the "Related Party Transactions" of Nam Tai’s annual report for fiscal 2019 on Form 20-F, the sum that Nam Tai is expected to pay to Kaisa in 2019 to 2021 under existing contracts is expected to be no more than RMB 20 million (less than US$3 million in total, or US$1 million per annum on average).

In addition, it’s important to consider the potential detrimental impact to Nam Tai and all shareholders as a result of IsZo’s reckless and misinformed campaign. For example, following the resignation of Mr. Ying Chi Kwok, Nam Tai’s lending banks expressed concerns that our relationship with Kaisa would be weakened. In fact, it is difficult for small real estate companies to obtain bank financing in China. If the Board were to lose its relationship with Kaisa, which would be the case if IsZo’s majority slate of nominees were elected to the Nam Tai Board, it would run the risk of loans being canceled, while also severely limiting the Company’s ability for future fundraising, consequently leading to significant liquidity issues with its operating and construction works. Importantly, Nam Tai’s relationship with Kaisa provides it with access to bank financing and favorable rates for its industrial land redevelopment projects, none of which was possible prior to Kaisa’s significant strategic investment in Nam Tai. The requisition notice and further actions related to potential change in control pursued by IsZo may even trigger an early repayment of outstanding loans demanded by the banks under relevant loan covenants. This is a significant risk to our business that all shareholders should consider before supporting IsZo’s campaign.

IsZo has made numerous false claims about Nam Tai’s stock performance, including:

•	Nam Tai’s stock “has also significantly underperformed its industry peers along with the broader stock market based on a variety of metrics.”ii

•

“The Company’s stock price is trading at just $4.05 per share for a total market capitalization of less than $160 million as of yesterday’s close – a 70% decline in share value since Kaisa replaced NTP’s former CEO with Mr. Ying Chi Kwok, the younger brother of Kaisa’s CEO, on January 29, 2018.”ii

THE FACTS: NAM TAI’S STOCK HAS OUTPERFORMED SINCE KAISA’S INVESTMENT

IsZo has attempted to show that Nam Tai’s share price has been negatively impacted since Kaisa’s investment. The facts show that this assertion is plainly false. The last closing price of Nam Tai’s stock before Kaisa announced it was going to acquire a stake in the Company was $8.20. On the day of the announcement of the investment on July 12, 2017, the share price closed at $10.00. Of course, when IsZo issued its letter in May 2020, the market was suffering from the aftermath of one of the most significant market dislocations in recent history as a result of the COVID-19 pandemic. Importantly, when looking at the full time period starting with Kaisa’s investment in July 12, 2017 until  September 21, 2020, Nam Tai has outperformed not only the Russell 2000 but also the two other major US-listed Chinese property developers, China HGS and Xinyuan Real Estate.

Clearly demonstrating its lack of understanding of the Chinese real estate market and our development portfolio, IsZo makes unsubstantiated and misleading claims regarding Nam Tai’s capital allocation and project development strategy, including:

•

“The most recent example of the Company’s poor capital allocation strategy is the purchase of a $101 million residential development in Dongguan City using over 80% of the Company’s cash. If the Company continues to recklessly deploy capital while ignoring opportunities to monetize existing assets, the Company’s intrinsic value will be in jeopardy.”ii

•	“On March 23, 2020, the Company revealed in a single, buried sentence in its over 100 page 20-F filing that it purchased a $101 million site for residential development in Dongguan City.”ii

THE FACTS: NAM TAI IS FINANCIALLY AND STRATEGICALLY ALLOCATING CAPITAL TO HIGH-QUALITY LAND RESOURCES AND ITS ACTIONS ARE FULLY ALIGNED WITH ITS SHAREHOLDER INTERESTS

The Nam Tai Board has a strong track record of strategic foresight and sound decision-making regarding the Company’s portfolio of assets. Nam Tai is a disciplined investor, focused on maintaining an efficient cost structure and executing a prudent capital allocation strategy. Nam Tai's Board and management team are committed to driving value and shaping the Company into a leading industrial ecosystem operator with a clear development strategy, including prudently managing financing and control costs and proactively investing in high-quality land resources. The Board has invested significant time and resources to position the Company to effectively take advantage of market opportunities and produce sustainable returns for shareholders, including pursuit of strategic development opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area. The Company’s investment in a land parcel in Machong Town, Dongguan is an example of this approach in practice.

Consider the facts:

•

Dongguan has been designated a leading advanced manufacturing hub in the region by the Chinese government while Machong is one of the fastest growing areas in Dongguan with the presence of a number of China's top 500 companies and strong local housing demand. In fact, residential prices in 2020 have hit record-highs in Shenzhen and nearby cities.

•

The Company carried out a comprehensive and rigorous assessment, conducted land surveys and surrounding market research in the local area before the land investment in Machong.  We believe that this represented an attractive investment opportunity, and the favorable property market policies introduced by the local government at that time were conducive to our bidding.

•

As disclosed under the "Capital Resources" section of our 2019 20-F, as of December 31, 2019, Nam Tai entered into various agreements with five banks and obtained a total credit line of $298.9 million, of which $ 98.0 million has been withdrawn. Furthermore, with pre-leasing of the first development project of Nam Tai Inno Park underway, the Company was and is generating cash flow.  Contrary to IsZo’s assertions, the Company's financial position remained strong even after the acquisition. Nam Tai’s current ratio and debt ratio was 1.25X and 50.1%, respectively, as of December 31, 2019. After the successful bidding and settlement of the land payment, as of the end of June 2020, our current ratio and debt ratio were maintained at a healthy level of 1.23X and 57.5%, respectively. This reflects that this investment, as we planned, did not compromise the Company's financial conditions.

•

Contrary to IsZo’s claims, in addition to the disclosure related to the Dongguan investment in its 2019 20-F, the Company issued and made available on its website a dedicated release regarding the investment on March 25, 2020. Because the auction hosted by the local government for the Dongguan land parcel took place just a few days before the 2019 20-F was released, the Company felt it was prudent to initially disclose the investment in its 2019 20-F and follow up with a more fulsome release shortly thereafter. Of course, IsZo conveniently fails to mention the Company’s follow-on disclosure.

This strategic investment is expected to produce attractive returns for the Company’s shareholders, and also help Nam Tai expand to Dongguan, a key growth potential city in the Greater Bay Area, grow the Company's residential and commercial property portfolio, create powerful synergies with other existing projects in the nearby Shenzhen, form new relationship networks within the local communities and enhance brand awareness in Dongguan and Guangzhou.

This acquisition also leverages on the proven ability of Nam Tai to control project costs. For instance, the planned development cost of Nam Tai Inno Park has been significantly reduced by approximately $117 million from the original budget of $312 million, yielding substantial benefits for the Company.

IsZo has made numerous false and misleading allegations about the valuation of Nam Tai shares and its project portfolio, including:

•

“Two years ago, before any pre-sales or revenue, the Company’s two commercial projects had three independent valuations ranging from $2 to $3 billion, implying a share price between $15 and $23 per share. Indeed, Kaisa itself purchased its shares in the Company for over $17.00 per share in July 2017. Based on comparable raw land valuations alone, the stock should be trading higher than $20 per share.”ii

•	“Nam Tai’s most recent valuation reports imply that its project portfolio is worth up to $40 per share, which is approximately 4x the Company’s current share price.”[i]

THE FACTS: ISZO’S PURPORTED VALUATION ESTIMATES ARE WRONG AND LACK GROUNDING IN ANY CLEAR METHODOLOGY

Despite IsZo’s attempts to characterize Nam Tai’s portfolio valuation over the years, such range of share prices is not mentioned in the valuation reports and could also not be reasonably inferred from the reports. Further, IsZo's previous target share price based on the valuation reports was between $15 and $23, contradicting to $40 indicated in this statement. IsZo has provided no valuation methodology at all.

In April 2018, when the construction of Inno Park was starting and the redevelopment of Inno City (now renamed to Nam Tai Technology Center and Inno Valley) had not yet commenced, the valuation reports of JLL, Savills and DTZ assigned a total land value for the two commercial projects at, approximately, $505 million, $788 million and $685 million, respectively. However, these valuations relied on a host of varied and complex assumptions, some of which were later found to be inadequate. Rules governing the redevelopment of industrial land projects in Shenzhen have been evolving. Since 2017, and in contrast to the current residential market, the market for re-developed industrial land projects in Shenzhen has also been deteriorating with industrial office space in over-supply and dormitory sale and leasing subject to escalating restrictions. Furthermore, IsZo's previous target share price based on the valuation reports was between $15 and $23, contradicting to $40 indicated in the above statement from its September 18, 2020 shareholder letter. Again, no valuation methodology is provided.

IsZo falsely claims the Nam Tai Board Members lack independence and are unqualified, for example:

•

“The sixth director, Dr. Wing Yan Lo, is a career non-executive director who has served as a director of over 45 companies, whose share value, on average, declined more than 25% during his board tenure. While we do not know his exact affiliation with Kaisa, Dr. Lo’s performance has indicated that he is mere rubber stamp for Kaisa’s decision making.”[i]

THE FACTS: THE NAM TAI BOARD AND NEW LEADERSHIP TEAM COMPRISES INDIVIDUALS WHO HAVE BROAD AND DIVERSE EXPERIENCE AND ARE COMMITTED TO EFFECTIVE, INDEPENDENT OVERSIGHT TO LEAD NAM TAI ON ITS NEXT PHASE OF GROWTH

Nam Tai is at an important junction in its history with a number of development milestones and potential value drivers anticipated in the near- and mid-term. To capitalize on the opportunities ahead, the Company has appointed new leadership, including a new Executive Chairman, Chief Executive Officer and Chief Financial Officer. Together, these appointments strengthen our leadership team and position the Company well for its next phase of growth.

Collectively, the Company's Board and management team are engaged in overseeing the Company's strategic direction and operational execution for the interests of all shareholders. Nam Tai’s Board has the right expertise and is best-positioned to hold management accountable and guide the Company to success.

The Board is composed of seven members, six of whom are independent, with members from North America and China who collectively bring significant expertise in areas that are critical to the Company’s business, including deep knowledge of the Chinese real estate market, international perspective, local government and regulatory affairs and capital allocation and finance.

Given the importance of its portfolio, Nam Tai’s Board appreciates the need for real estate expertise representation on the Board. In its letters, IsZo even goes as far as to paint Dr. Wing Yan Lo as an unqualified director lacking independence. Nam Tai’s Nominating and Governance Committee evaluated Dr. Lo’s qualifications, which is especially important because the Board is entrusted by shareholders with providing oversight, guidance and credibility to our Company, employees and tenants. Contrary to IsZo’s false claim, Dr. Lo a respected business figure and philanthropist in Hong Kong, who has held various senior executive positions and directorships in renowned companies. Indeed, Dr. Lo is one of the longest serving directors of Nam Tai, who has been on the Board since 2003.

The Board and the management team, through their extensive experience in the Chinese market and real estate industry, are implementing differentiated strategies to accelerate business growth and create value for shareholders. This has included unleashing the value of existing projects, providing tenants with innovative, high quality industrial space, prudently managing financing and control costs and exploring development opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area. The sum of these efforts and our progress to-date reinforce the value creation opportunity for Nam Tai and our shareholders. The Board is and has been central to the successful implementation of Nam Tai’s strategy, and is committed to enhancing value for all shareholders. The removal of any of the Board’s directors would risk derailing the Company at a key inflection point.

IsZo is mischaracterizing Nam Tai’s recent management changes.

•

“Shareholders should be outraged that Nam Tai has exacerbated its dismal corporate governance and laid the groundwork for more conflicts of interest by appointing three Kaisa-affiliated individuals – Dr. Lai Ling Tam, Jiabiao Wang and Wai Hang Wan – to the roles of Executive Chairman, Chief Executive Officer and Chief Financial Officer.”[3]

THE FACTS: SUCCESSION PLANNING HAS ALWAYS BEEN A TOP PRIORITY FOR OUR BOARD OF DIRECTORS AND IT HAS BEEN A PART OF AN ONGOING DIALOGUE.

Contrary to IsZo’s claims, Dr. Tam, Mr. Wang and Mr. Wan were appointed because of their experience, industry knowledge and proven track records of success.  The Company is excited to have Dr. Tam, Mr. Wang and Mr. Wan are three experienced leaders who are each ideally suited for their new roles, ready to step in and lead the Company at this important time in our history.

IsZo misleadingly claims that its own candidates have the requisite experience to deliver value to shareholders, for example:

•	“IsZo’s slate of director candidates has the right strategy for unlocking the significant upside value trapped within Nam Tai’s shares.”[i]

THE FACTS: ISZO AND ITS CANDIDATES HAVE PRESENTED NO CREDIBLE PATH FOR HOW THEY WILL CREATE VALUE AND LACK THE EXPERIENCE AND QUALIFICATIONS TO LEAD NAM TAI OR ANY REAL ESTATE COMPANY.

It is clear that IsZo lacks a clear understanding of the Company’s strategic plan and project value, and that its nominees lack the in-depth knowledge and extensive experience required to successfully operate large-scale industrial real estate and urban renewal projects in China. Evidence of this comes from release of IsZo’s “plan” on September 18, 2020, which essentially amounts to an admission that states that it will need to hire and install an entirely new management team based in China, ostensibly to bolster the lack of local market knowledge and China real estate development expertise of its director candidates.  Further, IsZo has already publicly wedded its supposedly independent nominees to implementing its recently disclosed “plan”, which lacks specific detail, is untested and highly speculative. Despite this fact, IsZo is asking shareholders to hand over control of the Board to a minority shareholder and its hand-picked nominees with no payment of a control premium and no proven ability to execute complex real estate development projects in China.

* * *

Nam Tai believes that IsZo is attempting to derail its significant progress and gain control of the Board at the expense of all Nam Tai shareholders. The Nam Tai Board and management team urges its shareholders to not be distracted by the steady drumbeat of false and misleading allegations made by IsZo. The Company is at a crucial moment of its development that calls for an experienced Board with a clear strategy, the right expertise and local market knowledge to lead.

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP"). Please refer to our corporate website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial statements.

SOURCE Nam Tai Property Inc.

Contacts

Ed Trissel / Amy Feng / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Namtai-jf@joelefrank.com

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

[1]	IsZo Capital letter to shareholders dated September 18, 2020
[2]	IsZo Capital letter to shareholders dated May 27, 2020
[3]	IsZo Capital press release dated September 22, 2020